July 2, 2019

Kevin Berryman
Chief Financial Officer
Jacobs Engineering Group, Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201

       Re: Jacobs Engineering Group, Inc.
           Form 10-K For the Fiscal Year Ended September 28, 2018
           Filed November 21, 2018
           Response Dated June 12, 2019
           File No. 001-07463

Dear Mr. Berryman:

        We have reviewed your June 12, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 1, 2019 letter.

Form 10-K for the Fiscal Year Ended September 28, 2018

2. Significant Accounting Polices
Contractual Guarantees, Litigation, Investigations and Insurance, page F-13

1.    You indicate in your response to prior comment one from our letter dated
May 1,
      2019 that the maximum potential amount of future payments the Company could be required to make under outstanding performance guarantees related to joint venture projects generally represents the remaining cost of work to be performed by or on behalf of third parties under the related contracts. Please quantify this amount or disclose the reasons why you cannot estimate this amount. Refer to ASC 460-10-50-4b. Kevin Berryman
FirstName LastNameKevin Inc.
Jacobs Engineering Group, Berryman
Comapany NameJacobs Engineering Group, Inc.
July 2, 2019
Page 2
July 2, 2019 Page 2
FirstName LastName
       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Jeanne Baker,
Staff Accountant at 202-551-3691 if you have questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
and
                                                        Construction